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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            THE FORTRESS GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                            THE FORTRESS GROUP, INC.
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   34956K207
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                GEORGE C. YEONAS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE FORTRESS GROUP, INC.
                        1650 TYSONS BOULEVARD, SUITE 600
                             MCLEAN, VIRGINIA 22102
                           TELEPHONE: (703) 442-4545
(NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                   COPIES TO:

                             DENNIS F. DUNNE, ESQ.
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                           ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION

NAME AND ADDRESS

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is The Fortress Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1650 Tysons Boulevard, Suite 600, McLean, Virginia 22102. The telephone number of the Company's principal executive offices is (703) 442-4545.

SECURITIES

     The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share, of the Company (the "Common Stock" or the "Shares"). As of June 19, 2002, not more than 3,120,582 Shares were issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

NAME AND ADDRESS

     The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under Item 1 of this Statement.

TENDER OFFER AND MERGER

     This Statement relates to the tender offer by FG Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Lennar Corporation, a Delaware corporation ("Lennar"), as disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated June 20, 2002, offering to purchase all of the outstanding shares of Common Stock that are not already owned by the Purchaser, at a price of $3.68 per Share (the "Offer Price"), net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). The Offer will expire at 5:00 p.m., New York City time, on Monday, July 22, 2002, unless it is extended.

     The Offer is being made pursuant to a Plan and Agreement of Merger, dated as of June 17, 2002 (the "Merger Agreement"), by and among Lennar, the Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share (other than Shares held in the treasury of the Company, or by Lennar, the Purchaser or any other wholly-owned subsidiary of Lennar, which Shares will be cancelled, and other than Shares, if any, held by stockholders who perfect any appraisal rights they may have under the Delaware General Corporation Law) remaining outstanding, will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Offer Price in cash. The Merger Agreement is more fully described in Section 13 "The Merger" of the Offer to Purchase, which is incorporated by reference as Exhibit (a)(1) and incorporated herein by reference.

     The Offer is not conditioned on a minimum number of Shares being tendered. The Purchaser already beneficially owns 678,130 Shares, or 21.7% of the outstanding Shares, which it acquired on June 17, 2002 in accordance with a Securities Purchase Agreement (the "Securities Purchase Agreement") dated that day, among the Purchaser, Lennar, Prometheus Homebuilders LLC ("Prometheus") and Robert Short ("Mr. Short"). Under the Securities Purchase Agreement, the Purchaser also acquired all of the Class AAA preferred stock, par value $0.01 per share, of the Company (the "Preferred Stock"), and acquired or agreed to acquire on August 1, 2002 warrants (the "Supplemental Warrants") which, if exercised, and taking into account the voting power of the Preferred Stock, would increase the Purchaser's voting power to a substantial majority of all the votes which can be cast by the Company's stockholders in respect of the Merger. Subject to

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the conditions of the Offer, the Purchaser will accept all Shares that are properly tendered in response to the Offer and not withdrawn, regardless of how many Shares that may be.

     According to the Schedule TO, the principal executive offices of Lennar and the Purchaser are located at 700 N.W. 107th Avenue, Miami, Florida 33172.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described or referred to in the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on May 7, 2002 (the "Proxy Statement") under the heading "Certain Transactions", a copy of which is incorporated by reference as Exhibit (e)(1) and incorporated herein by reference, or as set forth below, to the knowledge of the Company, there are no material agreements, arrangements or understandings nor any actual or potential conflicts of interests between the Company and its affiliates and (i) the Company, its executive officers and directors or affiliates, or (ii) Lennar or the Purchaser or any of their respective executive officers, directors or affiliates.

MERGER AGREEMENT

     Lennar, the Purchaser and the Company have entered into the Merger Agreement, a copy of which is incorporated by reference as Exhibit (e)(2) and incorporated herein by reference. The description of the terms of the Merger Agreement contained in the Offer to Purchase under the heading "The Merger" is incorporated herein by reference.

     Pursuant to the Merger Agreement, the Surviving Corporation must honor for at least six years after the date of the Merger Agreement existing obligations of the Company and its subsidiaries to indemnify current and former directors, officers or employees of the Company or its subsidiaries with respect to matters that occur on or prior to the effective time of the Merger. The Surviving Corporation also must maintain in effect for not less than six years after the Effective Time, with respect to occurrences prior to the Effective Time, the Company's policies of directors' and officers' liability insurance currently in effect or substantially similar insurance.

SECURITIES PURCHASE AGREEMENT

     On June 17, 2002, Lennar, Prometheus and Mr. Short entered into the Securities Purchase Agreement pursuant to which Lennar purchased or agreed to purchase from Prometheus and Mr. Short 28,500 shares of Preferred Stock, 678,130 Shares and 5,937,500 Supplemental Warrants to purchase Shares. The Securities Purchase Agreement is filed herewith as Exhibit (e)(3) and incorporated herein by reference.

WILSHIRE AGREEMENT

     On June 14, 2002, two subsidiaries of the Company and certain partnerships (the "Partnerships") indirectly controlled by the Company entered into an agreement with Partnership Acquisition Co. and Condo Acquisition Co. to merge the Partnerships into the acquiring entities in consideration of $23 million in cash (the "Wilshire Sale Agreement"). The acquiring entities are owned by Mr. Edward Horne, the President of the Texas Region of the Company. The Partnerships conducted the Company's business in Austin and San Antonio, Texas. On June 26, 2002, the merger under the Wilshire Sale Agreement was effected. The Wilshire Sale Agreement is filed herewith as Exhibit (e)(4) and incorporated herein by reference.

AGREEMENTS WITH MR. SHORT

     On June 14, 2002, and June 17, 2002, Mr. Short, as President of GCH, Inc., a Colorado corporation ("Custom"), and the Company entered into an Agreement Regarding Name and an Indemnification Agreement, respectively, to induce Lennar and the Purchaser to enter into and carry out the transactions contemplated by the Securities Purchase Agreement. Pursuant to the Agreement Regarding Name, Custom agreed to stop marketing homes presently and in the future under the name "Genesee Custom Homes" or any other name that includes the word "Genesee". Pursuant to the Indemnification Agreement, Custom agreed to

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indemnify the Company against any liability arising from two lawsuits in the
Colorado state courts relating to, among other things, alleged defects in the construction of homes. The Agreement Regarding Name and the Indemnification Agreement are filed herewith as Exhibit (e)(5) and (e)(6), respectively, and are incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     On September 4, 2001, Lennar and UBS Warburg LLC ("UBS Warburg") on behalf of the Company entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which Lennar agreed to use the Evaluation Material (as defined in the Confidentiality Agreement) furnished to it by the Company solely for the purpose of evaluating a possible negotiated transaction between Lennar and the Company and further agreed to keep such material confidential. Lennar agreed for a period of one year that it would refrain from acquiring, seeking or proposing to acquire the Company or any of its securities or to engage in the solicitation of proxies for the Company's securities or otherwise from seeking or proposing to influence or control the Board of Directors of the Company (the "Company Board"), or management or policies of the Company, other than with the consent of the Company Board. In addition, Lennar agreed for a period of one year that it and any of its affiliates would refrain from soliciting to employ any officer or employee of the Company or any of its subsidiaries without obtaining the prior written consent of the Company. The Confidentiality Agreement is filed herewith as Exhibit (e)(7) and incorporated herein by reference.

GALLOWAY AGREEMENT

     On December 21, 2001, the Company sold its interest in Galloway Enterprises, LLC and substantially all of the assets of Landmark Homes, Inc. to NC Builders Acquisition Corp., a newly formed subsidiary of Lennar (the "Galloway Agreement"). The total sale price was approximately $50.0 million, which included approximately $20.0 million in cash and the assumption of secured debt and other liabilities. Galloway conducted the Company's business in Charlotte, North Carolina and in Charleston, South Carolina and Landmark, under the name Sunstar, conducted the Company's business in Raleigh, North Carolina. The Galloway Agreement is incorporated by reference as Exhibit (e)(8) and incorporated herein by reference.

PREFERRED STOCK AND SUPPLEMENTAL WARRANTS

  PREFERRED STOCK

     Pursuant to a Restructuring Agreement dated December 31, 1998 between the Company and Prometheus (the "Restructuring Agreement"), the Company agreed to issue to Prometheus shares of Preferred Stock having an initial liquidation value of $40.0 million in exchange for the outstanding 40,000 shares of Class AA Convertible Preferred Stock then held by Prometheus. The Restructuring Agreement is incorporated by reference as Exhibit (e)(9) and incorporated herein by reference.

     The Preferred Stock ranks senior to the Common Stock as to the payment of dividends and distributions upon the dissolution, liquidation or winding up of the Company. The Merger is not deemed to be a dissolution, liquidation or winding up of the Company. Dividends are payable in cash at the annual rate of 9% cumulative and compounded quarterly, on the liquidation value of $1,000 per share. The Preferred Stock is convertible, in whole or in part, at the option of the holder, into the Common Stock, at any time after issuance, at a conversion price of $24.00 per share, subject to customary anti-dilution adjustments.

     The Preferred Stock votes together with the Common Stock on an as-if-converted basis.

     Pursuant to the terms of the Preferred Stock, the holders of the Preferred Stock had the right to elect three Preferred Stock directors of the seven-member Company Board. A proportionate number of the Preferred Stock directors also were entitled to serve on each committee of the Company Board. Upon the occurrence of certain events under the Preferred Stock (which consist principally of non-payment of dividends or other obligations), the holders of the Preferred Stock were entitled to elect additional Preferred Stock directors sufficient to constitute a majority of the Company Board and all committees of the Company Board. Due to the certain restrictions in the Senior Note Indenture with respect to the Company's 13.75% Senior

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Notes due 2003 (the "Senior Note Indenture") that existed during the latter part of 2000 and through the third quarter of 2001, dividends payable, which totaled approximately $1.3 million during that time period, were not paid in a timely manner. On October 11, 2000, Prometheus, as holder of all of the Preferred Stock at such time, sent a notice to the Company reserving its rights to elect a majority of the Company Board. As of the date hereof, the holders of the Preferred Stock have not exercised their rights to elect a majority of the Company Board. These dividends were paid in full on January 15, 2002, but this right continues until the Company has paid dividends currently for four consecutive quarters.

     Prometheus, as the majority holder of the Preferred Stock, also had certain consent rights, which required the approval of the holders of at least 66 2/3% of the Preferred Stock to effect certain significant corporate actions or transactions, including a merger or sale of substantially all of the assets. Further, under the Company's amended bylaws, and the amended bylaws of the Company's subsidiaries, the Company could not, and could not permit any of its subsidiaries to, engage in or agree to engage in a number of significant actions or transactions without the affirmative vote of over 81% of the Company Board. Therefore, the Company needed the approval of at least two of the three Preferred Stock directors (together with four non-Preferred Stock directors) to engage in any significant actions or transactions.

  SUPPLEMENTAL WARRANTS

     In connection with the issuance of the Preferred Stock to Prometheus, the Company also issued the Supplemental Warrants to Prometheus to purchase Common Stock. The exercise price of the Supplemental Warrants is $0.04 per share. The Supplemental Warrants expire on March 31, 2004. The Supplemental Warrants are exercisable for 5,937,500 Shares.

     The Supplemental Warrants were initially scheduled to become exercisable on September 30, 2001. However, Prometheus and the Company agreed to limit the number of Supplemental Warrants which may be exercised by Prometheus and its affiliates prior to a specified date so that Prometheus would not be deemed to beneficially own 50% or more of the aggregate voting power of the common equity of the Company. The purpose of this agreement was to avoid the occurrence of a change of control under the Senior Note Indenture, which would have required the Company to offer to purchase the outstanding Senior Notes at 101% of the principal amount thereof. Since Lennar is not an affiliate of Prometheus, the Supplemental Warrants owned by them are currently exercisable.

  PROMETHEUS SALE TO ROBERT SHORT

     Pursuant to a letter agreement between Prometheus and Mr. Short, dated July 31, 2001, Prometheus sold to Mr. Short 3,500 shares of the Preferred Stock and Supplemental Warrants to purchase 729,167 Shares. Mr. Short paid part of the purchase price of such securities with a promissory note. In addition, pursuant to a Pledge, Security and Voting Trust Agreement, dated July 31, 2001, Prometheus retained a first priority security interest in all of the securities which it sold to Mr. Short as collateral for Mr. Short's promissory note, and Prometheus also retained the right (as voting trustee) to vote all of the 3,500 shares of Preferred Stock which it sold to Mr. Short. Pursuant to the Securities Purchase Agreement, Mr. Short directed the Purchaser to pay to Prometheus a specified sum to constitute payment in full and satisfaction of all obligations under the note between Prometheus and Mr. Short.

  WAIVER OF CLAIMS

     By letter dated February 12, 2001, Prometheus delivered to the Company a notice purporting to confirm that Prometheus had elected to exercise its rights under the Restructuring Agreement to have the Company repurchase a portion of the outstanding Shares held by Prometheus. By letter dated February 15, 2001, the Company advised Prometheus that it disagreed that a timely election had been made. Each party reserved its rights with respect to this matter. The Company could have been obligated to make payments as required under Section 2.6 of the Restructuring Agreement, which would have amounted to approximately $1.4 million. However, by letter dated June 17, 2002, Prometheus waived any such right.

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EMPLOYMENT AGREEMENTS

     Mr. George C. Yeonas, the President and Chief Executive Officer of the Company, has an employment agreement with the Company effective January 1, 2001 and expiring December 31, 2002 (the "Yeonas Employment Agreement"). Mr. Jeffrey
W. Shirley, the Vice President and Chief Financial Officer of the Company, has an employment agreement with the Company expiring December 31, 2002 (the "Shirley Employment Agreement). Mr. Horne has an employment agreement with the Company expiring December 31, 2002 (the "Horne Employment Agreement"). Mr. Short, President of the Western Region of the Company, has an employment agreement with the Company expiring December 31, 2002 (the "Short Employment Agreement"). Each of the Yeonas, Shirley, Horne and Short Employment Agreements is summarized in the Proxy Statement under the heading "Compensation" and are filed herewith as Exhibits (e)(10), (e)(11), (e)(12), and (e)(13), respectively, hereto and incorporated herein by reference.

     In accordance with the terms of the Yeonas Employment Agreement, Mr. Yeonas will receive a pro-rata amount of his 2002 target performance bonus (approximately $117,000, assuming a closing of the Merger in July 2002), severance equal to two times his base salary ($850,000), and the compensation that was deferred from 2001 for accomplishing the Company's restructuring objectives ($240,000). In accordance with the terms of the Shirley Employment Agreement, Mr. Shirley will receive a pro-rata amount of his 2002 target performance bonus (approximately $98,000, assuming a closing of the Merger in July 2002), a severance payment ($350,000, which represents a $25,000 increase, as agreed to by the Company, over the amount reflected in the Shirley Employment Agreement), and the compensation that was deferred from 2001 for accomplishing the Company's restructuring objectives ($160,000). In connection with the Wilshire Sales Agreement, Mr. Horne, in a letter agreement dated June 14, 2002, a copy of which is filed herewith as Exhibit (e)(14) and incorporated herein by reference, agreed to waive his rights under the Horne Employment Agreement to receive severance payments from the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE COMPANY BOARD

     On June 14, 2002, the Company Board unanimously, after taking into account the recommendation of the Special Committee (as hereinafter defined) with respect to the allocation of the consideration which the Purchaser was willing to pay to the Company's equity holders to acquire the Company between the shares of the Preferred Stock and the Shares (the "Allocation"), (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, the Offer, and the Allocation, taken together, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, the Offer, and the Allocation and (iii) recommended that the stockholders of the Company tender their shares in response to the Offer and that the stockholders approve and adopt the Merger Agreement and the transactions contemplated thereby at any meeting of stockholders called for such purpose. ACCORDINGLY, THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a press release announcing the Merger Agreement and the transactions contemplated thereby and of a letter to the stockholders of the Company communicating the Company Board's recommendation are filed herewith as Exhibits
(a)(3) and (a)(4), respectively, and are incorporated herein by reference.

BACKGROUND OF THE OFFER

     Throughout 2001, the Company's Planning Committee reviewed strategic and financial alternatives for the Company. In August, the Company engaged UBS Warburg to advise it in this regard. UBS Warburg prepared and distributed an information memorandum concerning the Company and its homebuilding operations in various regions of the country to companies that were believed to have a potential interest in the Company or aspects of its operations.

     As part of this process, on August 27, 2001, Lennar was contacted by a representative of UBS Warburg and asked whether Lennar might have such an interest. When Lennar indicated it might, UBS Warburg sent Lennar the information memorandum.
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     On October 4, 2001, Lennar sent UBS Warburg a letter in which it said it was interested in pursuing an in-depth investigation of the Company with the intention of submitting a definitive proposal for its acquisition. In the letter, Lennar said it believed it would be prepared to acquire 100% of the equity securities of the Company for an aggregate price of $225 million (including retirement of the Company's debt, which at the time was approximately $175 million), consisting of $197 million in cash and 750,000 shares of Lennar common stock. At that time, the Company had operations in the Carolinas and the Philadelphia, Pennsylvania area, as well as its current operations in Colorado, Arizona and Texas. The letter requested a 45-day due diligence period.

     On October 18, 2001, Stuart Miller, Lennar's Chief Executive Officer, Robert Strudler, Lennar's Chief Operating Officer, Bruce Gross, Lennar's Chief Financial Officer, and other representatives of Lennar met at Lennar's Houston, Texas office with George Yeonas and Jeffrey Shirley, the Chief Executive Officer and Chief Financial Officer, respectively, of the Company, Robert Short, who is in charge of the Company's operations in Colorado and Arizona, Edward Horne, who is in charge of the Company's operations in Texas, and David Guy, who was in charge of the Company's East Coast operations, as well as representatives of UBS Warburg. At that meeting, the representatives of the Company made a presentation about the Company, which included information about its recent operating results. Shortly after the meeting, the Lennar representatives told the representatives of the Company that, in view of a very substantial reduction in the Company's sales since September 11, 2001, Lennar was not interested in purchasing the Company.

     A few days later, Bruce Gross called a representative of UBS Warburg and told him that, although Lennar was not interested in purchasing the Company in its entirety, Lennar might be interested in acquiring the Company's East Coast operations, which at the time were conducted in the Carolinas and the Philadelphia area. Lennar proceeded to perform diligence regarding those operations. It eventually decided it was not particularly interested in purchasing the operations in the Philadelphia area, but was interested in purchasing the Company's operations in North and South Carolina. While Lennar discussed the price it would pay for the entire East Coast operation, as well as the price it would pay for the Carolinas operations alone, the value it gave to the Philadelphia area operation was not attractive to the Company. Therefore, the discussion focused on the operations in North and South Carolina.

     On November 21, 2001, Lennar signed an exclusivity agreement and letter of intent, and on December 21, 2001 it signed an Asset Purchase Agreement, relating to a purchase of the Company's Carolinas operations (which were conducted by Don Galloway Homes and Sunstar Homes) for approximately $50 million, of which approximately $20 million would be paid in cash, and the remainder by assumption of existing debts and liabilities. The transaction was completed on that date.

     Following this sale and the sale of the Philadelphia business to an unrelated purchaser, the Planning Committee continued to explore opportunities to maximize value for the stockholders. The Planning Committee determined in March 2002 to explore a sale of all or part of the Company's remaining operations in view of the stabilization of the homebuilding industry following a period of great uncertainty in the fall of 2001 and the renewed strength of public homebuilder stocks and interest in strategic transactions. Using publicly available information and other information supplied by the Company, UBS Warburg prepared and produced an updated information memorandum in mid-March 2002. In late March and early April, twenty potential buyers, including Lennar and other major companies in the industry (other than those which had previously indicated they were not interested in the Company's operations), were contacted and, as a result, thirteen information memoranda were distributed to prospective bidders.

     As part of this solicitation, on March 15, 2002, a representative of UBS Warburg contacted Bruce Gross and asked whether Lennar might be interested in purchasing the Company's remaining operations. Mr. Gross indicated Lennar might, and on March 25, 2002, UBS Warburg sent Lennar a copy of the updated confidential information memorandum, as well as a description of procedures for submitting purchase proposals.

     On April 12, Lennar submitted a proposal for a purchase of all the stock of The Genesee Company (which conducts the Company's homebuilding operations in Colorado and Arizona) for $60 million in cash and assumption of debt and other liabilities of Genesee, and a purchase of the assets of Wilshire Homes
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(which conducts the Company's homebuilding activities in Texas) for $23 million in cash. Lennar stated that its interest was predicated upon its being selected as the sole candidate and proceeding immediately with the due diligence process in order to reach a definitive agreement.

     On April 17, 2002, UBS Warburg and the Company's Planning Committee met in New York to discuss the proposals received. At this meeting, the Planning Committee articulated its preference to pursue the sale of the equity securities of the parent Company rather than the sale of specific assets followed by a liquidation, since this structure provided an efficient and expeditious mechanism for resolving the Company's liabilities (including possible contingent liabilities retained from operating divisions sold previously). The Company so informed certain of the potential buyers of selected assets. Among them, Lennar and another major homebuilder agreed to undertake due diligence with respect to the Company's liabilities from prior dispositions and otherwise and to submit a bid for the Company's equity securities.

     On April 22, Bruce Gross and other representatives of Lennar attended a meeting at the New York offices of Milbank, Tweed, Hadley & McCloy LLP, the Company's lawyers, with George Yeonas and Jeffrey Shirley, as well as representatives of UBS Warburg and insurance consultants both to Lennar and to the Company. At the meeting, various matters relating to the Company were discussed, including possible contingent liabilities retained when the Company had sold eight businesses (in addition to the sale to Lennar) and matters related to insurance maintained by the Company, including insurance covering part of the warranty obligation relating to homes sold by the Company's subsidiaries.

     On April 29, there was a meeting at Wilshire Homes' offices in Austin, Texas, attended by Diane Bessette, a Lennar vice president, and the persons in charge of Lennar's Texas homebuilding operations on behalf of Lennar, and by Jeff Shirley, the Company's chief financial officer, Edward Horne and other Wilshire Homes executives on behalf of the Company. The principal purposes of the meeting were to introduce the people involved in Lennar's Texas homebuilding operations and the Wilshire Homes executives to one another and to discuss Wilshire Homes' activities.

     On May 1, there was a meeting at Genesee's offices in Denver, Colorado, attended by Bruce Gross and the persons in charge of Lennar's Colorado homebuilding operations on behalf of Lennar, and by George Yeonas, Robert Short and other Genesee executives, as well as a representative of UBS Warburg, on behalf of the Company. The purposes of the meeting were to introduce the people involved in Lennar's Colorado homebuilding operations and the Genesee executives to one another and to discuss Genesee's business plan and other matters relating to Genesee.

     On May 3, the Company Board met to receive and review a report concerning developments with respect to the sale process. Recognizing that a potential conflict of interest might exist in the context of a sale of the entire company with respect to the allocation of proceeds between the holders of the Common Stock and the holders of its Preferred Stock, the Company Board appointed a special committee consisting of independent directors Richard Balzano and Thomas
R. Kowalski (the "Special Committee") to negotiate this Allocation with the holders of the Preferred Stock and to make a recommendation with respect to the allocation to the full Company Board.

     On May 7, Stuart Miller, Bruce Gross and other representatives of Lennar met at the offices of Lazard Freres in New York City with, among others, George Yeonas and Jeffrey Shirley of the Company, Andrew Zobler, an officer of Lazard Freres Real Estate Investors L.L.C., the general partner of the managing members of Prometheus, and a representative of UBS Warburg. Mr. Zobler is a director of the Company and chairs its Planning Committee. At that meeting, the representatives of Lennar said that Lennar was interested in the Company's Colorado and Arizona operations, but that it would prefer not to acquire the Company's Texas operations. The representatives of the Company said that might not be a problem, because Edward Horne, who headed Wilshire Homes (which conducts the Company's Texas operations), had expressed an interest in purchasing it.

     The Company had also received a written proposal to acquire the Company from the other potential buyer. Taking into account such matters as price and conditions in the respective proposals, it was determined to pursue a transaction with Lennar. A preliminary agreement was reached on May 7th that, subject to a

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detailed diligence review by Lennar, Lennar and the Company would work toward a transaction in which Lennar would purchase all the stock, warrants and options of the Company for $52 million, which would be increased to $53.5 million if, by the time the transaction was ready to take place, the Company had sold Wilshire Homes for at least $23 million. In addition, Lennar would have to provide funding for a tender offer by the Company for $33.3 million principal amount of the Company's 13.75% Senior Notes due 2003 at 101% of their principal amount, which would be required because of Lennar's acquisition of control of the Company (or, to the extent the Senior Notes were not tendered, Lennar would have to provide funds for the payment of the Senior Notes when they matured in May
2003). At that time, there was no decision regarding how the $52 million (or $53.5 million) would be allocated among the Preferred Stock and the Common Stock and Supplemental Warrants. However, Mr. Zobler said it was likely that Prometheus and Mr. Short would in support of the transaction being proposed by Lennar accept less for the Preferred Stock than its $1,000 per share liquidation preference.

     At the conclusion of the May 7 meeting, Lennar said it wanted to begin a detailed pre-acquisition diligence review of the Company's operations, assets and financial results. It targeted June 7 for completion of this review. Lennar, Prometheus and the Company agreed that they would work on agreements while the diligence review was being conducted.

     Also on May 7, the Special Committee had an organizational meeting in which Milbank, Tweed, Hadley & McCloy LLP the Company's counsel, and UBS Warburg, the Company's financial advisor, both participated. The Special Committee began discussing the relative legal entitlements of the Preferred Stock and the Common Stock and potential methodologies for deriving an equitable sharing of proceeds.

     On May 8, there was a conference telephone call among representatives of Lennar, Prometheus and the Company, and their respective attorneys (with Clifford Chance Rogers & Wells LLP representing Lennar, Weil Gotshal & Manges LLP representing Prometheus and Milbank, Tweed, Hadley & McCloy LLP representing the Company). During this call, there was discussion of transactions in which Lennar would purchase from Prometheus and Mr. Short the Preferred Stock, Common Stock and Supplemental Warrants they held, and Lennar would acquire the publicly held Common Stock through a cash tender offer followed by a merger in which the shareholders who did not tender their Shares would receive the same cash consideration they would have received if they had tendered their Shares. During the call, Lennar indicated it would probably prefer to have the purchase from Prometheus and Mr. Short take place before the Offer began, rather than following expiration of the Offer.

     On May 9, the Special Committee met again with counsel, management representatives and Mr. Zobler to receive an update on developments. The parties discussed factors that would be relevant to the Allocation, as well as alternative strategies for the Company if it determined not to proceed with the Lennar transaction.

     On May 13, there was a conference call among Bruce Gross of Lennar, George Yeonas of the Company, and Andrew Zobler of Prometheus. Lennar discussed the status of its diligence review. It asked the Company to agree that it would not, until after Lennar's diligence period expired on June 7, discuss with anyone other than Lennar a sale of the Company or similar transaction and that if Lennar wanted to proceed with a transaction, but the Company would not enter into the Merger Agreement, the Company would reimburse Lennar for its expenses in connection with its efforts to acquire the Company. Lennar's counsel subsequently circulated drafts of an Exclusivity Agreement reflecting the requested agreements, but it was never signed.

     Later in the day on May 13, counsel for Lennar distributed drafts of the Merger Agreement and of what became the Securities Purchase Agreement. These drafts contemplated that the purchase of stock and Supplemental Warrants from Prometheus and Mr. Short would take place on June 10, which was the first business day after the June 7 end of Lennar's anticipated diligence period. They contemplated that the Merger Agreement would be signed on the same day that Lennar purchased stock and Supplemental Warrants from Prometheus and Mr. Short.

     During the period from May 13 until June 7, Lennar continued its review of the Company's operations, assets and financial results, and counsel for the parties negotiated the terms of the Merger Agreement and the Securities Purchase Agreement. Those negotiations focused primarily on (a) the conditions under which

Lennar could elect not to accept Shares which were tendered in response to the Offer, and (b) whether the representations and warranties by Prometheus and Mr. Short would extend beyond the closing of the purchase of their stock and Supplemental Warrants. Because Lennar's acquisition of stock and Supplemental Warrants from Prometheus and Mr. Short would, in effect, give Lennar majority ownership of the Company, it was agreed that (i) only under very limited conditions would Lennar have the right not to purchase the tendered Shares and
(ii) most of the representations by Prometheus and Mr. Short would expire when Lennar purchased their stock and Supplemental Warrants. Consistent with those decisions, inaccuracy of the Company's representations and warranties in the Merger Agreement would not be a basis for Lennar's not purchasing the Shares which are tendered in response to the Offer.

     There also were discussions of the exact circumstances under which the purchase price for the Company would increase from $52 million to $53.5 million. It was tentatively agreed that the purchase price would be increased to $53.5 million if, at least ten business days before the Offer was scheduled to expire, the Company signed an agreement to sell Wilshire Homes for at least $23 million and either (i) that sale was completed, or (ii) the Company received a deposit of at least $1.5 million with regard to the sale which was not refundable under any circumstances (other than because the Company failed to fulfill its obligations in a material respect) (the "Wilshire Condition").

     Other topics that were discussed during the negotiations of the agreements included (i) Lennar's request that a company Mr. Short had purchased from the Company acknowledge that, as between it and the Company, the company acquired by Mr. Short was responsible for any liability in connection with two pending lawsuits, (ii) Lennar's request that the president of Wilshire Homes waive any right to severance compensation if he was part of the group which purchased Wilshire Homes (which he was expected to be) or if the purchaser retained him as an employee or in a similar capacity, and (iii) the amount of directors and officers liability insurance the Company would provide after the Merger with regard to occurrences before the Merger. Also, in order to enable Mr. Short to get long term capital gain treatment for his sale of Supplemental Warrants (which he had acquired on July 31, 2001), Lennar agreed that its purchase of Mr. Short's Supplemental Warrants would not take place until August 1, 2002, even if the Merger took place before then, and as a result Mr. Short's Supplemental Warrants became warrants to purchase shares of the corporation which resulted from the Merger.

     On May 16, the Company Board held a telephonic meeting to discuss the status of the Lennar offer. UBS Warburg presented draft valuation materials to the Company Board and conducted discussions about the proposed valuation. At this meeting the Company Board determined to continue discussions with Lennar.

     On May 21, the Special Committee met again with counsel to consider the appropriate Allocation, based, among other things, on draft financial information prepared by UBS Warburg using publicly available information and other information supplied by the Company. The Special Committee decided to request that Prometheus make the first proposal concerning the Allocation.

     On May 23, Prometheus proposed to Company counsel an Allocation that would have resulted in a tender offer price and merger price of $3.45 per Share.

     On May 29, the Special Committee met with Prometheus, Messrs. Yeonas and Shirley and representatives of Company counsel to continue price negotiations.

     On May 30, a Company Board meeting was held with management present to review progress on negotiations with Lennar. UBS Warburg was present to advise on transaction process. Following the Company Board meeting, there were further negotiations between the Special Committee with Messrs. Yeonas, Shirley and Prometheus concerning the Allocation.

     On June 4, Prometheus and the Special Committee agreed on an Allocation which the Special Committee would recommend to the Company's Board. That allocation would be $3.75 per Share, which would increase to $3.81 per Share if the Wilshire Condition were satisfied, and $615.75 per share for the Preferred Stock, which would increase to $648.63 per share if the Wilshire condition were satisfied. In either case, the purchase price for the Preferred Stock would be significantly less than its liquidation preference of $1,000 per share.

     On June 5, Bruce Gross of Lennar told George Yeonas of the Company and Andrew Zobler of Prometheus that Lennar had learned that the Company no longer believed its projections of its 2003 earnings before interest, taxes, depreciation and amortization (EBITDA) would be met. On June 6, Messrs. Yeonas and Shirley went to Lennar's offices in Miami and explained that the reason the Company would not meet its 2003 EBITDA projection was that the Company would not be able to start several new home communities in Colorado which had been expected to generate revenues in 2003. On the following day, there were conversations, with Mr. Zobler participating by telephone, in which the representatives of the Company agreed that, in view of the reduction in the projected EBITDA, they would recommend to the Company Board a reduced sale price of $51 million. It was also agreed as an accommodation for the reduced projections that the signing of the Securities Purchase Agreement and the Merger Agreement, and the closing of the purchase of stock and Supplemental Warrants from Prometheus and Mr. Short in accordance with the Securities Purchase Agreement, would be postponed to June 14 and would take place simultaneously with and be conditioned upon the Company's signing of Wilshire Sales Agreement and receipt of a $1.5 million deposit in connection with that transaction, which would not be refundable unless the transaction was cancelled because of a material breach of warranty by the Company or because the Company failed to fulfill its obligations in a material respect. Prometheus and the Special Committee agreed that the Special Committee would recommend an Allocation of the reduced purchase price which would result in payment for the Shares (and, therefore, an Offer Price and Merger consideration) of $3.70 per Share, and a purchase price of $3.66 per Supplemental Warrant, and $603.38 per share of Preferred Stock.

     During May and the first part of June, counsel for the Company drafted and negotiated the Wilshire Sale Agreement and related documents, including an Escrow Agreement relating to the $1.5 million deposit. Copies of the drafts were sent to Lennar, and the Company and its counsel incorporated many of Lennar's comments in the Wilshire Sale Agreement. Those comments focused primarily on eliminating the possibility that, after Wilshire Homes was sold, the Company might have liabilities related to the sale or might remain liable for some of Wilshire Homes' obligations. Among other things, the purchaser of Wilshire Homes agreed to obtain insurance against some of Wilshire Homes' pre-sale liabilities, in order to ensure that those liabilities would not significantly reduce the insurance coverage which would be available with regard to the Company's other activities. When it was learned that such insurance could not be confirmed within an acceptable time period, the Company, Prometheus and Mr. Short agreed to reduce by a total of $350,000 (equal to what the Company's insurance broker had estimated the insurance would cost) the purchase price Lennar would pay for all the equity securities of the Company. As a result, Prometheus and the Special Committee agreed that the Special Committee would recommend a reduced purchase price for the Shares (and, therefore, an Offer Price and Merger consideration) of $3.68 per Share, and a purchase price of $3.64 per Supplemental Warrant and $597.68 per share of Preferred Stock.

     On June 14, (a) the Securities Purchase Agreement was executed, (b) the Merger Agreement was executed, (c) the documents carrying out FG Acquisition's purchase of Preferred Stock, Common Stock and Supplemental Warrants under the Securities Purchase Agreement were executed and (d) the Wilshire sale Agreement was executed. However, because the Wilshire Sales Agreement was not signed until late afternoon, Eastern time, the $1.5 million deposit could not be made in its entirety on June 14. Therefore, the Securities Purchase Agreement, the Merger Agreement and the documents relating to the closing under the Securities Purchase Agreement were dated June 17 and were held by counsel for Lennar under an agreement that (i) they would be released as soon as counsel for Lennar was notified that the $1.5 million deposit had been received and (ii) until that deposit was received, the Securities Purchase Agreement, the Merger Agreement and the other documents would not be effective. On the morning of June 17, 2002
(i) the deposit was received, (ii) the Securities Purchase Agreement, the Merger Agreement and the other documents became effective, and (iii) the Purchaser acquired 25,000 shares of Preferred Stock and Supplemental Warrants to purchase 5,208,333 Shares from Prometheus, 3,500 shares of Preferred Stock from Mr. Short, and 678,130 Shares from Prometheus and Mr. Short, and agreed to acquire on August 1, 2002 Supplemental Warrants to purchase 729,167 Shares from Mr. Short. On June 21, the Purchaser commenced the Offer.

REASONS FOR THE RECOMMENDATION

     In making the determinations and recommendations, the Company Board considered a number of factors including, without limitation, the following:

     - The fact that the Offer Price provided for in the Merger Agreement represented a premium of approximately 16.8% over the closing trading price of the Shares on the last trading day prior to the announcement of the Merger and a premium of approximately 22.1% over the average closing trading price of the Shares for the month prior to the announcement of the Merger;

     - The Special Committee's determination, after spirited negotiations with Prometheus and in light of the premium being paid over historical prices, trading and acquisition prices of securities deemed comparable to the Shares and the value of the Preferred Stock considered independently, that the Allocation is fair to, and in the best interests of, the unaffiliated holders of the Shares;

     - The advice and presentation of UBS Warburg, including the opinion of UBS Warburg delivered on June 14, 2002 that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the $3.68 per Share cash consideration to be received by the unaffiliated holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of the written opinion dated June 14, 2002 of UBS Warburg, which sets forth the procedures followed, matters considered, assumptions made and limitations of the review undertaken by UBS Warburg in rendering its opinion, is attached as Exhibit (a)(5) hereto and is incorporated herein by reference. THE OPINION OF UBS WARBURG IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $3.68 PER SHARE CASH CONSIDERATION TO BE RECEIVED BY THE UNAFFILIATED HOLDERS OF SHARES IN THE OFFER AND THE MERGER AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES OF COMMON STOCK PURSUANT TO THE OFFER, VOTE IN FAVOR OF OR CONSENT TO, IF NECESSARY, THE MERGER, OR AS TO ANY OTHER ACTIONS TO BE TAKEN BY SUCH STOCKHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

     - The Company's comprehensive sales process which involved contacts over a significant period, directly and through its well-respected financial advisor, with a substantial number of potential buyers within the industry;

     - The fact that Prometheus and Mr. Short, together controlling approximately 21.7% of the voting power of the outstanding Shares and a substantial majority of the number of outstanding Shares on a fully-diluted basis, were in favor of the transaction with Lennar and were willing to sell their Shares to Lennar at the same price per Share as in the Offer and the Merger;

     - The high likelihood that the transactions contemplated by the Merger Agreement would be consummated because Lennar was going to acquire a substantial majority of the Shares pursuant to the Securities Purchase Agreement at the same time the Merger Agreement would be executed, and because of Lennar's ability pay for the acquisition, its reputation and its familiarity and relationship with the Company following successful completion of the Galloway transaction and the absence of any financing condition or bringdown of the representations and warranties in the Merger Agreement;

     - The terms and conditions of the Merger Agreement and, in particular, the fact that the transaction is structured as a two-step transaction that provides Company stockholders with an opportunity to receive their cash payment on an accelerated basis;

     - The Company Board's familiarity with the Company's business, prospects, financial condition, results of operations and current business strategy and the significant issues and challenges that the Company would face if it did not proceed with the proposed transaction with Lennar, including:

        - the increasing difficulty that the Company faces in its ability to achieve increased sales of its products and services, and the loss of certain economies of scale resulting from the significant reduction in the Company's size;

      - its relatively limited resources and significant debt and short-term liquidity needs, including without limitation the Company's need to refinance the remaining $33.3 million of Senior Notes due in May 2003;

      - the lack of liquidity, trading volume and analyst coverage of the Shares due to the Company's relatively small market capitalization;

      -   the increasing risk of key management defections;

      - the Company's need for significant investment in information technology, including web marketing, that would diminish earnings and liquidity over the short term;

      - the crisis in the liability insurance industry that has increased the cost and reduced significantly the amount of the Company's coverage for 2002 and beyond, including the virtually complete exclusion for claims resulting from mold at a time when mold claims have been increasing; and

      - the additional risks in the homebuilding industry often outside of the Company's control, including slowdown in the overall economy, weather conditions, natural disasters and construction defect claims;

     - The fact that Lennar has agreed to make available to the Company the funds it requires to purchase the Senior Notes which may be tendered if the Company is required as a result of the Securities Purchase Agreement to tender for the Senior Notes.

     The Company Board also considered the provision in the Merger Agreement that prohibited the Company from soliciting competing offers, but determined that such provision was customary in nature and would be of reduced importance following the completion of the Securities Purchase Agreement because the Purchaser would have acquired a substantial majority of the Shares.

     The Company Board considered other strategic alternatives to maximize value for the Company's stockholders, including pursuit of a competing offer, liquidation of the Company, and continuing the operations of the Company. With respect to the competing offer, the Company Board recommended Lennar over the other potential buyer because Lennar's offer involved a higher indicated price and fewer conditions. In examining the alternative of liquidating the Company, which would be accomplished by the separate sales of divisions and paying down the Company's debt, the Company Board determined that such an option was inferior because it could result in a lower price, involved more execution risk because it might require multiple transactions and would result in deferral of payments to the Company's stockholders pending resolution of contingent liabilities. Regarding the alternative of continuing the Company's operations, although the Company Board believed this would be feasible, it nonetheless recommended the Lennar transaction because of the risks involved with continuing the operations of the Company, including impending turnovers and retirements in the Company's management and difficulty in finding replacements, the geographic concentration of the Company in the two competitive markets in which the Company operates, near and long term business risks due to insurance coverage reductions and cost increases and the Company's significant debt and short-term liquidity needs (including without limitation the Company's need to refinance the remaining $33.3 million of Senior Notes due in May 2003).

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Company Board. In evaluating the Merger and the Offer, the members of the Company Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company's management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

INTENT TO TENDER

     To the best of the Company's knowledge, each of its executive officers and directors intend to tender his or her Shares pursuant to the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     On August 14, 2001, the Company formally engaged UBS Warburg to act as the Company's exclusive financial advisor in connection with any proposed sale transaction (a "Sale") involving the Company and another business entity (the "Financial Advisor Agreement"). Pursuant to the Financial Advisor Agreement, UBS Warburg agreed, upon the Company's reasonable request, to perform certain customary financial advisory and investment banking services, including the rendering of a fairness opinion to the Company Board in connection with a Sale. In addition to the Offer and the Merger, there have been several prior Sales under the Financial Advisor Agreement.

     Pursuant to the Financial Advisor Agreement, the fees and expenses the Company has agreed to pay UBS Warburg for its services in respect of the Merger and the Offer are not expected to exceed $1,450,000.

     In addition, the Company has agreed to indemnify UBS Warburg against certain liabilities in connection with UBS Warburg' engagement under the Financial Advisor Agreement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     There have been no transactions in Shares which were effected during the past 60 days by the Company or, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, other than the transactions pursuant to the Securities Purchase Agreement described in Items 3 and Items 4 of this Statement. On May 20, 2002, the Company issued 1,387 Shares under its Employee Stock Purchase Plan at a price of $2.77 per Share.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in Items 3 and 4 of this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of securities by or of the Company; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness, or capitalization of the Company.

     Except as described in Item 3 of this Statement, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer which relates to one or more of the matters referred to in
Item 1006(d)(1) of Regulation M-A.

ITEM 8.  ADDITIONAL INFORMATION

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated by reference herein in their entirety.

ITEM 9.  EXHIBITS

(a)(1) Offer to Purchase, dated as of June 20, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by the Purchaser on June 21, 2002).
(a)(2) Letter of Transmittal with respect to Shares (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by the Purchaser on June 21, 2002).
(a)(3)   Press Release issued by the Purchaser on June 21, 2002
         (incorporated by reference to Exhibit (a)(8) to Amendment
         No. 1 to the Schedule TO filed by the Purchaser on June 21,
         2002).

(a)(4)   Letter to stockholders of the Company dated June 27, 2002.
(a)(5) Opinion of UBS Warburg dated June 14, 2002 (attached hereto as Annex A).
(e)(1)   Definitive Proxy Statement, dated as of April 29, 2002
         (incorporated by reference to the definitive proxy statement filed by the Company on May 7, 2002).
(e)(2) Plan and Agreement of Merger, dated as of June 17, 2002, by and among Lennar, the Purchaser and the Company
         (incorporated by reference to Exhibit (d)(2) to the Schedule
         TO filed by the Purchaser on June 21, 2002).
(e)(3) Securities Purchase Agreement, dated as of June 17, 2002, by and among Lennar, the Purchaser, Prometheus, and Mr. Short
         (incorporated by reference to Exhibit (d)(1) to the Schedule
         TO filed by the Purchaser on June 21, 2002).
(e)(4) Agreement and Plan of Merger, dated as of June 14, 2002, by and among Partnership Acquisition Co., Condo Acquisition
         Co., the Partnerships, Fortress Management, Inc., and
         Fortress Holding-Virginia, LLC.
(e)(5)   Agreement Regarding Name, dated as of June 14, 2002 between
         Custom and the Company.
(e)(6)   Indemnification Agreement, dated as of June 17, 2002 between
         Custom and the Company.
(e)(7) Confidentiality Agreement, dated September 4, 2001, by and between Lennar and UBS Warburg on behalf of the Company.
(e)(8)   Galloway Agreement, dated December 21, 2001, by and between
         NC Builders Acquisition Corp., Landmark Homes, Inc.,
         Fortress Holding -- Virginia, LLC and the Company and person named therein (incorporated by reference to Exhibit 2.13 of the Current Report on Form 8-K dated January 7, 2002).
(e)(9) Restructuring Agreement, dated December 31, 1998, between the Company, Prometheus and the Homebuilder Stockholders listed therein (incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by Prometheus on
         January 12, 1999).
(e)(10) Employment Agreement, dated as of January 1, 2001, by and between the Company and George Yeonas.
(e)(11) Employment Agreement, dated as of January 1, 2001, by and between the Company and Jeffrey Shirley.
(e)(12) Employment Agreement, dated as of January 1, 2001, by and between the Company and Edward Horne.
(e)(13) Employment Agreement, dated as of January 1, 2001, by and between the Company and Robert Short.
(e)(14)  Agreement, dated as of June 14, 2002, by Edward Horne.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          THE FORTRESS GROUP, INC.

                                          By:     /s/ GEORGE C. YEONAS
                                            ------------------------------------
                                          Name: George C. Yeonas
                                          Title:   President and Chief Executive
                                                   Officer

Dated: June 27, 2002